

June 10, 2014

<u>Via E-mail</u>
Doug Croxall
Chief Executive Officer
Marathon Patent Group, Inc.
2331 Mill Road, Suite 100
Alexandria, VA 22314

>   **Re: Marathon Patent Group, Inc.**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2013**
>   **Filed May 30, 2014**
>   **Form 8-K**
>   **Filed January 22, 2014**
>   **File No. 000-54652**

Dear Mr. Croxall:

We have the following comments after reviewing your letter dated May 30, 2014 and the above-referenced filing. Unless otherwise noted, where we reference prior comments we are referring to our letter dated May 9, 2014.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 25</u>

1.   We note your response to prior comment 5. Please ensure in future filings that you discuss each material agreement individually, including the amount of revenue attributable to each agreement. Describe any differing licensing terms in the agreements such as provisions related to sub-licensing.

<u>Form 8-K filed January 22, 2014</u>

<u>Exhibit 99.1</u>

2.   Please confirm that you will include the underlying assumptions you discuss in your letter and a statement regarding the uncertainties and limitations of your projections when and if you update this information.

Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-Mail
        Edward Schauder, Esq.
        Sichenzia Ross Friedman Ference LLP